Exhibit 6

UNILENS VISION INC.

920-800 West Pender Street, Vancouver, BC, V6C 2V6, Tel: (604) 685-8666, Fax: (604), Fax: (604) 685-8677

November 18, 2003	TSX-V Symbol: UVI

UNILENS REPORTS IMPROVING YEAR END AND

QUARTERLY RESULTS

LARGO, Fl., November 18, 2003 – Unilens Vision Inc. (the “Company”) today reported Net Loss before tax of ($140,730) for the fiscal year ending June 30, 2003 as compared to Net Loss before tax of ($228,673) for the fiscal 2002 year. For the 2003 fiscal year, the Company recorded a one-time adjustment for income tax benefits of $1,699,000 which resulted in Net Income after tax of $1,588,270 as compared to a Net Loss of ($228,673) for the 2002 fiscal year. The income tax benefit of $1,699,000 represents the capture of a portion of the loss carry-forward benefits that the Company expects to realize due to the restructuring of the Company’s debt announced last month. For the fourth quarter ending June 30, 2003, the Company recorded Net Income before tax of $49,902 as compared to $20,707 in the corresponding quarter last year.

The Company recorded Sales excluding Royalty Income of $3,129,101 for the fiscal year ending June 30, 2003 as compared to $3,363,000 for the 2002 fiscal year, which represents a reduction of 7% due to a decline in the Company’s lathe-cut product lines which was partially offset by the sales of the Company’s newest product, the C-Vue multifocal lens. The Company recorded Royalty Income for the fiscal year ending June 30, 2003 of $267,652. There was no Royalty Income recorded for the 2002 fiscal year. For the fourth quarter ending June 30, 2003, the Company recorded Sales excluding Royalty Income of $877,869 as compared to $870,050 in the corresponding quarter last year. Royalty Income for the quarter ending June 30, 2003 was $146,252.

“We are extremely pleased to report improving operational results and the second consecutive profitable quarter for the Company,” said A.W. Vitale, Chief Executive Officer. “Furthermore, the removal of the going-concern opinion by our auditors in the June 30, 2003 financial statements is an important progressive event for the Company.”

Established in 1989, Unilens Vision Inc, through its wholly owned subsidiary Unilens Corp., USA, manufactures, distributes, and markets specialty contact lenses under the C•Vue, Unilens, Sof-Form, and Lombart brands. Additional information about the company may be found on the Unilens Worldwide Web site at www.unilens.com.

The information contained in this news release, other than historical information, consists of forward looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements.

For more information please contact:

Unilens Corp., USA, Largo FL. - (727) 544-2531

Michael Pecora, Chief Financial Officer

michael.pecora@unilens.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.